_______________________________________________________________________________

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  SCHEDULE TO

       Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 5)

                       MICROCELL TELECOMMUNICATIONS INC.
                       (Name of Subject Company (Issuer))

                               TELUS CORPORATION
                       (Name of Filing Person (Offeror))
                                ----------------

                       CLASS A RESTRICTED VOTING SHARES,
           CLASS B NON-VOTING SHARES, WARRANTS 2005 and WARRANTS 2008
                       (Titles of Classes of Securities)
                                ----------------

                 59501T882, 59501T874, 59501T163 and 59501T171
                    (CUSIP Numbers of Classes of Securities)
                                ----------------

                                 Audrey T. Ho
              Vice President, Legal Services and General Counsel
                               TELUS Corporation
                              8-555 Robson Street
                  Vancouver, British Columbia V6B 3K9, Canada
                                (604) 697-8044
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person)

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                           New York, New York 10011
                                (212) 590-9200
 (Name, address and telephone number of agent for service in the United States)

                                  Copies to:
                          Christopher W. Morgan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                          222 Bay Street, Suite 1750
                       Toronto, Ontario M5K 1J5, Canada
                                (416) 777-4700

                           Calculation of Filing Fee
===============================================================================

        Transaction Valuation*                      Amount of Filing Fee**

           U.S.$798,065,574                              U.S.$101,115
===============================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation is the sum of (1) the product of 235,961 class A restricted voting shares ("Class A Shares"), of Microcell Telecommunications Inc. ("Microcell"), and consideration of Cdn.$29.00 per Class A Share in cash plus (2) the product of 34,827,210 (which includes 5,747,857 outstanding stock options and warrants for) class B non-voting shares ("Class B Shares"), of Microcell and the tender offer consideration of Cdn.$29.00 per Class B Share in cash plus (3) the product of 3,998,302 Warrants 2005 ("Warrants 2005"), of Microcell and the tender offer consideration of Cdn.$9.67 per Warrant 2005 in cash plus
     (4) the product of 6,663,943 Warrants 2008 ("Warrants 2008"), of Microcell and the tender offer consideration of Cdn.$8.89 per Warrant 2008 in cash, converted to U.S. dollars at the May 13, 2004, noon spot exchange rate as reported by the Bank of Canada (Cdn.$1.3968 = U.S.$1.00). The maximum number of Microcell securities to be acquired in the tender offers is based on Microcell's outstanding share capital as at May 3, 2004 as set forth in a press release issued by Microcell, dated May 5, 2004, which was attached to a Form 6-K filed by Microcell with the United States Securities and Exchange Commission on May 5, 2004.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the United States Securities and Exchange Commission on January 26, 2004, equals the product of
     0.0001267 and the Transaction Valuation.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    U.S.$101,115    Filing Party:  TELUS Corporation
    Form or Registration No.:  Schedule TO-T   Date Filed:    May 17, 2004

   [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject    [_]   issuer tender offer subject
         to Rule 14d-1.                            to Rule 13e-4.

     [_] going-private transaction subject   [_]   amendment to Schedule 13D
          to Rule 13e-3.                           under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
_______________________________________________________________________________

         This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this "Schedule TO") originally filed with the United States Securities and Exchange Commission on May 17, 2004, as amended, by TELUS Corporation, a company governed by the laws of British Columbia (the "Offeror"), relating to the offers by the Offeror to purchase all of the issued and outstanding class A restricted voting shares ("Class A Shares"), class B non-voting shares ("Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares," including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights), Warrants 2005 ("Warrants 2005"), and Warrants 2008 ("Warrants 2008"), of Microcell Telecommunications Inc. at a purchase price of Cdn.$29.00 per Class A Share, Cdn.$29.00 per Class B Share, Cdn.$9.67 per Warrant 2005 and Cdn.$8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated May 17, 2004 (the "Offers to Purchase"), and the related Letters of Acceptance and Transmittal, which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials." The information set forth in the Offering Materials is hereby incorporated by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Except where otherwise indicated in this Schedule TO, all references to "dollars" or "$" are to Canadian dollars. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed thereto in the Offering Materials.

Item 4.   Terms of the Transaction.

         On August 20, 2004, the Offeror provided written notice to the Depositary that it was extending the Offers by extending the Expiry Time for the Offers from 9 p.m., Toronto time, on August 20, 2004 to 9 p.m., Toronto time, on September 20, 2004. Also, on August 20, 2004, the Offeror disclosed in a press release that it was extending the Offers until such date and time and that as of the close of business on August 20, 2004, 682 Class A Shares, 15,924 Class B Shares, 77,574 Warrants 2005 and 60,766 Warrants 2008 had been deposited to the Offers and not withdrawn from the Offers. The press release issued by, and the Notice of Extension dated August 20, 2004 to be disseminated by the Depositary to Securityholders on behalf of, the Offeror disclosing the extension of the Offers are attached hereto as Exhibit (a)(5)(vi) and Exhibit
(a)(1)(xi), respectively, and are hereby incorporated by reference.

Item 12.  Exhibits.

          (a)(1)(i)      Offers to Purchase and Circular, dated May 17, 2004.*
          (a)(1)(ii)     Letter of Acceptance and Transmittal for the Shares.*
          (a)(1)(iii)    Letter of Acceptance and Transmittal for the Warrants.*
          (a)(1)(iv)     Notice of Guaranteed Delivery for the Shares.*
          (a)(1)(v)      Notice of Guaranteed Delivery for the Warrants.*
          (a)(1)(vi)     Letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees.*
          (a)(1)(vii)    Form of Letter to Clients for use by Brokers,
                         Dealers, Commercial Banks, Trust Companies and
                         Other Nominees.*
          (a)(1)(viii)   Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.*
          (a)(1)(ix)     Notice of Extension and Variation dated June 22, 2004.*
          (a)(1)(x)      Notice of Extension dated July 22, 2004.*
          (a)(1)(xi)     Notice of Extension dated August 20, 2004.
          (a)(5)(i)      Press Release issued by TELUS Corporation on May 13,
                         2004.*
          (a)(5)(ii)     E-mail message from the President and Chief
                         Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
          (a)(5)(iii)    Summary Advertisement published on May 17, 2004.*
          (a)(5)(iv)     Press Release issued by TELUS Corporation on June 22,
                         2004.*
          (a)(5)(v)      Press Release issued by TELUS Corporation on July 22,
                         2004.*
          (a)(5)(vi)     Press Release issued by TELUS Corporation on August 20,
                         2004.
          (b)(1)         2004 Credit Agreement, dated as of May 7, 2004, by
                         and among TELUS Corporation and TELUS Communications
                         Inc., as Borrowers, the Toronto-Dominion Bank, as
                         Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD
                         Securities, as Bookrunner, Royal Bank of Canada, as
                         Syndication Agent, Bank of Montreal, The Bank of Nova
                         Scotia and Canadian Imperial Bank of Commerce, as
                         Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May
                         17, 2004).*
          (c)            Not applicable.
          (d)(1)         Confidentiality Agreement, dated June 22, 2004,
                         by and between TELUS Corporation and Microcell
                         Telecommunications Inc.*
          (e)            Not applicable.
          (f)            Not applicable.
          (g)(1)         Soliciting Dealer Information Memorandum, dated
                         May 2004.*
          (h)            Not applicable.

------------------------------
          * Previously filed.

                                  SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             TELUS CORPORATION


                                             By: /s/ Audrey T. Ho
                                               -------------------------------
                                                 Name:  Audrey T. Ho
                                                 Title: Vice President, Legal
                                                        Services and General
                                                        Counsel

Dated:  August 20, 2004

                                 EXHIBIT INDEX

          Exhibit No.                        Exhibit Name
          -----------                        ------------

          (a)(1)(i)      Offers to Purchase and Circular, dated May 17, 2004.*
          (a)(1)(ii)     Letter of Acceptance and Transmittal for the Shares.*
          (a)(1)(iii)    Letter of Acceptance and Transmittal for the Warrants.*
          (a)(1)(iv)     Notice of Guaranteed Delivery for the Shares.*
          (a)(1)(v)      Notice of Guaranteed Delivery for the Warrants.*
          (a)(1)(vi)     Letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees.*
          (a)(1)(vii)    Form of Letter to Clients for use by Brokers,
                         Dealers, Commercial Banks, Trust Companies and
                         Other Nominees.*
          (a)(1)(viii)   Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.*
          (a)(1)(ix)     Notice of Extension and Variation dated June 22, 2004.*
          (a)(1)(x)      Notice of Extension dated July 22, 2004.*
          (a)(1)(xi)     Notice of Extension dated August 20, 2004.
          (a)(5)(i)      Press Release issued by TELUS Corporation on May 13,
                         2004.*
          (a)(5)(ii)     E-mail message from the President and Chief
                         Executive Officer of TELUS Corporation sent to
                         employees of TELUS Corporation on May 13, 2004.*
          (a)(5)(iii)    Summary Advertisement published on May 17, 2004.*
          (a)(5)(iv)     Press Release issued by TELUS Corporation on
                         June 22, 2004.*
          (a)(5)(v)      Press Release issued by TELUS Corporation on
                         July 22, 2004.*
          (a)(5)(vi)     Press Release issued by TELUS Corporation on
                         August 20, 2004.
          (b)(1)         2004 Credit Agreement, dated as of May 7, 2004,
                         by and among TELUS Corporation and TELUS
                         Communications Inc., as Borrowers, the
                         Toronto-Dominion Bank, as Administration Agent,
                         those institutions whose names are set forth on
                         the execution pages thereof under the heading
                         "Lenders", as Lenders, TD Securities and RBC
                         Capital Markets, as Co-Lead Arrangers, TD
                         Securities, as Bookrunner, Royal Bank of Canada,
                         as Syndication Agent, Bank of Montreal, The Bank
                         of Nova Scotia and Canadian Imperial Bank of
                         Commerce, as Co-Documentation Agents
                         (incorporated by reference to the Form 6-K filed
                         with the United States Securities and Exchange
                         Commission by TELUS Corporation on May 17,
                         2004).*
          (c)            Not applicable.
          (d)(1)         Confidentiality Agreement, dated June 22, 2004,
                         by and between TELUS Corporation and Microcell
                         Telecommunications Inc.*
          (e)            Not applicable.
          (f)            Not applicable.
          (g)(1)         Soliciting Dealer Information Memorandum, dated
                         May 2004.*
          (h)            Not applicable.
          -------------------
          * Previously filed.